SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

First United Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33741H107

(CUSIP Number)

J. Abbott R. Cooper

Driver Management Company LLC

250 Park Avenue

7th Floor

New York, NY 10177

212-572-4811

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233237106

1	NAME OF REPORTING PERSON Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,637
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 360,637
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,637
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

______________

*	The percentage calculations herein are based upon an aggregate of 7,105,775 shares of common stock, par value $0.01 per share, of First United Corporation outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2019.

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,637*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 360,637*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,637
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OOO (Limited Liability Company)

______________

*	Solely in its capacity as general partner of Driver Opportunity Partners I LP. Driver Management Company LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein.

**	The percentage calculations herein are based upon an aggregate of 7,105,775 shares of common stock, par value $0.01 per share, of First United Corporation outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2019.

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CUSIP No. 233237106

1	NAME OF REPORTING PERSON J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 360,637*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 360,637*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,637
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

__________

*	Mr. Cooper may be deemed to beneficially own and have shared voting and dispositive power over 360.637 shares of common stock as the controlling person of Driver Management Company LLC. Mr. Cooper disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

**	The percentage calculations herein are based upon an aggregate of 7,105,775 shares of common stock, par value $0.01 per share, of First United Corporation outstanding as of July 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2019.

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Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.01 par value (the “Common Stock”), of First United Corporation, a Maryland corporation (“FUNC” or the “Issuer”). The principal executive offices of the Issuer are located at 19 South Second Street, Oakland, Maryland 21550-009.

Item 2. Identity and Background.

(a) The undersigned hereby file this Schedule 13D Statement on behalf of Driver Opportunity Partners I LP, a Delaware limited partnership (“Partnership”), “”Driver Management Company LLC, a Delaware limited liability company (“Driver”) and J. Abbott R. Cooper. Partnership, Driver and Mr. Cooper are sometimes referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b) — (c)

Partnership is a Delaware limited partnership, the principal purpose of which is investing in securities.

Driver is a Delaware limited liability company, the principal purpose of which is to be the general partner of Partnership and to manage certain other investments on behalf of separately managed accounts and other investment vehicles.

The principal occupation of Mr. Cooper is to serve as the managing member of Driver.

The principal place of business address of Partnership, Driver and Mr. Cooper is 250 Park Avenue, 7th Floor, New York, New York 10177.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

A portion of the Shares were acquired in exchange for newly issued equity interests in Partnership. The remaining Shares were purchased by Partnership in open market transactions using the capital of the Partnership. The aggregate purchase price of the Shares was $7,373,270.31.

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Item 4. Purpose of Transaction

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were trading at a significant discount to fair value and that the then current market price for the Common Stock did not fully reflect the value that might be obtained for the Shares in a sale of the Issuer to a larger banking organization.

Beginning in March 2019, the Reporting Persons have regularly communicated their views (publicly and to the Issuer) that the Issuer would be worth significantly more in a sale than as a stand-alone company and that the Issuer should immediately retain qualified and experienced financial advisors and initiate a sale process for the benefit of all shareholders. The Reporting Persons have informed the Issuer of their opinion that, among other things:

•	The market price for the Common Stock does not reflect the true value of the Issuer’s deposit franchise or attractive wealth management and trust businesses due to the Issuer’s failure to attain acceptable levels of profitability, primarily driven by the Issuer’s inability to leverage its elevated operating expense base;
•	The Issuer lacks sufficient scale to support its elevated expense levels and is unlikely to attain such scale in its current markets in an acceptable timeframe without diluting its franchise value, particularly in the current economic environment of slowing growth and compressing margins;
•	Since listing on NASDAQ in 1992, the Issuer has failed to deliver acceptable shareholder returns compared to publicly traded banks of similar size and has consistently traded at a meaningful valuation discount to those banks and an even more significant discount to larger potential acquirers;
•	There are a number of banks that would be interested in acquiring the Issuer and that would be likely to pay a premium to the current market price of the Common Stock; and
•	The Issuer’s board of directors (the “Board”) have interests that conflict with those of shareholders generally, and such conflicts of interest stand in the way of the Board’s taking immediate and decisive steps to maximize value for all shareholders.

As part of the Reporting Persons’ communications with the Issuer, Mr. Cooper has had telephone and in-person discussions with Carissa Rodeheaver, Chairman of the Board and Chief Executive Officer of the Issuer. On July 24, Mr. Cooper sent a letter (the “July 24 Letter”, a copy of which is attached hereto as exhibit 99.2) to Ms. Rodeheaver stating that Driver believed that the Issuer’s shareholders could receive $26-30 per share in a sale and requesting a meeting with the Board to present its analysis supporting that conclusion. On August 20, Mr. Cooper sent Ms. Rodeheaver a copy of a presentation (the “August 20 Presentation”, a redacted version of which is attached hereto as Exhibit 99.3) to be shared with the Board outlining (and supporting) the Reporting Persons’ belief that the Issuer could be valued between $26-33 per share in a sale and should immediately hire qualified and experienced financial advisors and commence a sale process.

On September 4, Mr. Cooper sent Ms. Rodeheaver a letter (the “September 4 Letter”, a copy of which is attached hereto as Exhibit 99.4) responding to an email message sent by Ms. Rodeheaver to Mr. Cooper regarding Mr. Cooper’s request to meet with the Board.

The Reporting Persons intend to continue to communicate with the Issuer regarding the Reporting Persons’ views on ways to maximize shareholder value and may from time to time in the future discuss these views with other shareholders and third parties.

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following any of the actions discussed herein. The Reporting Persons may consider, explore and/or develop plans or make proposals with respect to, or with respect to potential changes in, the operations, management, the articles and bylaws, Board composition, ownership, capital or corporate structure, capital allocation, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets, or may change their intention with respect to any and all matters referred to in Item 4.

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Item 5. Interest in Securities of the Issuer.

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 7,105,775 shares of Common Stock outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2019.

Partnership

The aggregate number of shares of Common Stock that Partnership owns beneficially pursuant to Rule 13d-3 of the Act is 360,637 shares of Common Stock, which constitutes approximately 5.08% of the outstanding shares of Common Stock.

Driver

Because of its position as the general partner of Partnership, Driver may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 370,637 shares of Common Stock, which constitutes approximately 5.08% of the outstanding shares of Common Stock. Driver disclaims beneficial ownership of any shares owned by Partnership except to the extent of its pecuniary interest therein.

Mr. Cooper

As the controlling person of Driver, Mr. Cooper may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 360,637 shares of Common Stock, which constitutes approximately 5.08% of the outstanding shares of Common Stock. Mr. Cooper disclaims beneficial ownership of any shares of Common Stock held by Partnership except to the extent of his pecuniary interest therein.

(b) Partnership has the power to vote or direct the vote of, and to dispose or direct the disposition of the shares of Common Stock owned directly by it.

Driver, as the general partner of Partnership, has the power to vote or direct the vote of, and to dispose or direct the disposition of the shares of Common Stock owned directly by Partnership.

Mr. Cooper, as the controlling person of Driver, may be deemed to have sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Partnership. Information regarding Mr. Cooper is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto. Except as described in this Schedule 13D and Schedule I attached hereto, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Schedule 13D.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 5, 2019, Partnership, Driver and Mr. Cooper entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

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Item 7. Exhibits

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2	July 24 Letter
Exhibit 99.3	August 20 Presentation
Exhibit 99.4	September 4 Letter
Schedule I	Transactions in Securities of the Issuers During the Past Sixty Days

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2019

Driver Opportunity Partners I LP

By:	Driver Management Company LLC, its general partner

By:	/s/ J. Abbott R. Cooper
Name:	J. Abbott R. Cooper
Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
Name:	J. Abbott R. Cooper
Title:	Managing Member

By:	/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

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SCHEDULE I

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Partnership in the Common Stock during the past 60 days. Unless otherwise noted, all transactions were made in the open market

Date of Transaction	Quantity Purchased/(Sold)	Average Purchase Price ($)
7/24/19	1,378	19.929
7/31/19	5,000	21.54
8/1/19	104,000	N/A—exchange for Partnership interests
8/1/19	2,584	21.12
8/2/19	1,958	20.933
8/5/19	2,199	20.544
8/6/19	1,200	20.787
8/7/19	1,620	20.74
8/7/19	40,000	20.74
8/8/19	1,410	20.71
8/9/19	2,000	20.808
8/13/19	1,320	20.972
8/14/19	2,081	20.58
8/15/19	3,238	20.573
8/16/19	1,958	20.698
8/26/19	181,191	20.9856
8/26/19	2,500	21.429
8/30/19	5,000	21.55

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